Consolidated

Balance sheets

March 31, 2007 and December 31, 2006 (unaudited)

(Expressed in United States dollars)

	March 31, 2007	December 31, 2006

ASSETS
Current assets
Cash and cash equivalents	$1,824,038	$2,316,476
Accounts receivable (net) and accrued revenue	851,012	316,298
Note receivable	–	6,000
Inventory	18,602	19,422
Deposits and prepaid expenses	99,627	60,933
	2,793,279	2,719,129

Note receivable	26,342	55,325
Property and equipment	329,599	348,280
Deferred development costs	294,188	313,800
Intangible assets	88,363	98,351
	$3,531,771	$3,534,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$296,281	$268,439
Deferred revenue	218,892	45,572
	515,173	314,011

Convertible notes	408,805	389,862

Shareholders’ equity
Share capital (note 3)	47,318,510	47,208,942
Warrants	1,027,114	1,027,114
Contributed surplus (note 4)	2,645,397	2,581,456
Deficit	(48,383,228)	(47,986,500)
	2,607,793	2,831,012

	$3,531,771	$3,534,885

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations, Comprehensive Income and Deficit

For the three month periods ended March 31, 2007 and 2006 (unaudited)

(Expressed in United States dollars)

	2007	2006
		(note 10)
REVENUE
Royalties, licenses and engineering fees	$536,209	$592,717
Product sales	70,151	81,053
	606,360	673,770
Cost of product sales	26,715	8,074
	579,645	665,696
EXPENSES
Marketing	398,757	201,565
Operations	33,226	35,877
Product engineering	180,588	215,632
Administration	280,705	222,970
Foreign exchange loss	821	8,687
Amortization	54,812	183,506
	948,909	868,237

Loss before other items	(369,264)	(202,541)

OTHER ITEMS
Interest income	23,088	7,662
Interest on convertible notes	(20,342)	(425)
Accretion expense	(18,943)	(712)
	(16,197)	6,525

Loss before taxes	(385,461)	(196,016)
Foreign withholding tax	(11,267)	(4,335)
Net loss and comprehensive loss for period (note 2)	(396,728)	(200,351)

Deficit, beginning of period	(47,986,500)	(46,252,276)

Deficit, end of period	$(48,383,228)	$(46,452,627)

Loss per common share (basic and diluted)	$(0.04)	$(0.02)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

For the three month periods ended March 31, 2007 and 2006 (unaudited)

(Expressed in United States dollars)

	2007	2006
		(note 10)
Cash provided by (used in):

OPERATIONS
Loss for the period	$(396,728)	$(200,351)

Items not requiring (providing) cash:
Amortization	54,812	183,506
Stock based compensation	101,209	71,981
Accretion expense	18,943	712
Other	(1,018)	(1,578)
Changes in non-cash working capital balances (note 6(b))	(371,426)	(653,632)
	(594,208)	(599,362)

FINANCING
Issuance of common shares (net)	72,300	646,415
Proceeds on issuance of convertible notes	–	1,000,000
	72,300	1,646,415

INVESTMENTS
Note receivable	36,000	–
Purchase of property and equipment	(6,530)	(9,422)
Deferred development costs	–	(23,080)
Purchase of intangible assets	–	(13,625)
	29,470	(46,127)

(Decrease) increase in cash and cash equivalents	(492,438)	1,000,926
Cash and cash equivalents, beginning of period	2,316,476	1,222,729

Cash and cash equivalents, end of period	$1,824,038	$2,223,655

Supplementary Information (note 6(c))

Notes

to the Consolidated Financial Statements

For the three month periods ended March 31, 2007 and 2006 (unaudited)

(Expressed in United States dollars)

1.

Financial statement presentation

QSound Labs, Inc.(“QSound” or the “Company”), a public company organized under the laws of the Province of Alberta, Canada, is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Use of estimates:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

2.

Significant new accounting policies:

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles. These accounting policies and methods of computation are described in the notes to the audited consolidated financial statements for the year ended December 31, 2006. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2006. The disclosures herein are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted.

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed, and therefore the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under 3855, financial instruments must be classified into one of these five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

2.

Significant new accounting policies (continued):

Under adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and the note receivable are classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities, and convertible notes are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the three months ended March 31, 2007.

The Company had no “other comprehensive income or loss” transactions during the three months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

3.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2006	9,375,585	$47,208,942

Issued upon exercise of options	20,000	109,568
Balance March 31, 2007	9,395,585	$47,318,510

4.

Contributed surplus:

Balance December 31, 2006	$2,581,456

Stock – based compensation	101,209
Options exercised	(37,268)
Balance March 31, 2007	$2,645,397

5.

Stock option plan:

A summary of the Company’s outstanding stock options at March 31, 2007 and activity during the quarter is presented below:

	Number of Shares	Weighted average exercise price
Balance December 31, 2006	981,700	$1.99

Exercised	(20,000)	3.62
Cancelled or expired	(13,000)	3.78
Balance March 31, 2007	948,700	$1.93

All stock options granted have expiry dates between 2007 and 2015. During the three month period to March 31, 2007, no stock options were granted (2006: 15,000). The following table summarizes the information about stock options outstanding at March 31, 2007:

5.

Stock option plan (continued):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	551,500	3.7	$0.97	551,500	$0.97
2.05 to 2.40	223,200	4.7	2.21	133,200	2.09
3.50 to 3.57	35,000	2.2	3.54	35,000	3.54
4.20 to 5.33	139,000	3.6	4.88	61,500	4.61
	948,700	3.9	$1.93	781,200	$1.56

During the three month period to March 31, 2007 a non cash expense of $101,209 (2006: $71,981) was charged to earnings with a corresponding credit to contributed surplus.

6.

Supplementary information:

(a)

Per share amounts

The following table summarizes the common shares used in the per share calculations:

	March 31, 2007	March 31, 2006
Weighted average common shares outstanding (basic and diluted)	9,384,546	8,695,166

(b)

Net change in non-cash working capital

	March 31, 2007	March 31, 2006
Accounts receivable	$(534,714)	$(511,409)
Inventory	820	3,186
Deposits and prepaid expenses	(38,694)	(36,258)
Accounts payable and accrued liabilities	27,842	(104,623)
Deferred revenue	173,320	(4,528)
	$(371,426)	$(653,632)

(c)

Cash flow information

	March 31, 2007	March 31, 2006
Interest received in cash	$23,472	$11,124

Interest paid in cash	$20,795	$–

Taxes paid in cash	$11,267	$4,335

7.

Segmented information:

The Company has three operating segments consisting of Audio Products (“Audio”), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (“Telephony”).  Audio involves the development and marketing of sound enhancement technology for use in various industries. E-Commerce involves the development and marketing of internet business services. Telephony involves the development and marketing of telecommunication over internet equipment and software.

7.

Segmented information (continued):

For the three month period ended March 31, 2007	Audio	E-Commerce	Telephony	Total
Revenue	$565,528	$39,014	$1,818	$606,360
Amortization	48,512	3,824	2,476	54,812
Loss before other items	(339,213)	(17,266)	(12,785)	(369,264)
Interest income	21,871	–	1,217	23,088
Segment assets	3,264,174	103,748	163,849	3,531,771
Expenditures for property and equipment	6,530	–	–	6,530

For the three month period ended March 31, 2006	Audio	E-Commerce	Telephony	Total
Revenue	$621,818	$42,802	$9,150	$673,770
Amortization	112,952	7,137	63,417	183,506
Loss before other items	(109,233)	(17,678)	(75,630)	(202,541)
Interest income	6,746	–	916	7,662
Segment assets	3,921,832	131,744	358,345	4,411,921
Expenditures for property and equipment	9,107	315	–	9,422
Expenditures for intangible assets	13,625	–	–	13,625

Geographic information	March 31, 2007 Revenue	March 31, 2006 Revenue
Canada	$11,818	$2,511
United States	480,428	179,794
Asia	111,314	488,965
Europe	–	–
Other	2,800	2,500
	$606,360	$673,770

During the three month period to March 31, 2007 two customers within the Audio segment contributed 58% of the total revenues, each providing greater than 10% of total revenues. In the prior year for the three month period to March 31, 2006 two customers within the Audio segment contributed 73% of the total revenues, each providing greater than 10% of total revenues.

8.

Financial instruments:

The Company’s financial instruments consist of cash, accounts receivable, note receivable, accounts payable and accrued liabilities, and convertible notes. The fair values of these recognized financial instruments, excluding the convertible notes, approximate their carrying amounts due to the short term maturity of these instruments. At March 31, 2007 the fair value of the convertible notes amounted to $762,178, whilst the carrying value is $408,805. The carrying value will be accreted to the face value of $1,000,000 over the term of the loan. During the quarter $18,943 has been charged as accretion expense.

9.

Subsequent events:

On April 27, 2007, the Company established an equity compensation plan for officers, employees and consultants of the Company which reserves up to 750,000 Common Shares. Under the plan awards of stock options and stock awards may be granted.

10.

Accounting change:

As a result of the change in accounting for the convertible notes that occurred as part of the year end close and audit process, the accretion expense for the quarter ended March 31, 2006 has been adjusted. The net effect to the loss for quarter ended March 31, 2006 is to increase the previously reported loss of $200,182 by $169 to $200,351.

11.

United States accounting principles:

(a) Statements of operations, comprehensive income and deficit

The effect on the loss for the three month periods ended March 31, 2007 and 2006 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Three months ended March 31,	2007	2006
Net loss for the period as reported in accordance with Canadian GAAP	$(396,728)	$(200,351)
Amortization of deferred development costs	5,055	20,218
Accretion of debt discount	10,728	463
Net loss under US GAAP	$(380,945)	$(179,670)

Net loss per share (basic and diluted) under US GAAP	$(0.04)	$(0.02)

(b) Balance sheet

The effect on the consolidated balance sheet at March 31, 2007 of the difference between Canadian and United States generally accepted accounting principles is as follows:

March 31, 2007	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$2,793,279	–	$2,793,279
Note receivable	26,342	–	26,342
Property and equipment	329,599	–	329,599
Deferred development costs	294,188	(55,598)	238,590
Intangible assets	88,363	–	88,363
	$3,531,771	(55,598)	$3,476,173

Current liabilities	$515,173	–	$515,173
Convertible notes	408,805	(315,641)	93,164
Shareholder’s equity:
Common shares	47,318,510	202,058	47,520,568
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,645,397	272,582	2,917,979
Deficit	(48,383,228)	(214,597)	(48,597,825)
	$3,531,771	(55,598)	$3,476,173

(c)

Recent accounting pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin no. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but not yet adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted. The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

11.

United States accounting principles (continued):

US GAAP pronouncements:

(i)

SFAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value within GAAP and expands disclosures about fair value measurements. This is effective for fiscal years beginning after November 15, 2007 and interim period within those fiscal years.

(ii)

SFAS 159, The Fair Value Option for Financial Assets and Liabilities. This statement permits entities to choose to measure financial instruments and other certain items at fair value that are not currently required to be measured at fair value. This is effective for fiscal years beginning after November 15, 2007.

Canadian GAAP pronouncements:

(i)

Emerging Issues Committee abstract 164 (EIC-164), Convertible and other Debt Instruments with Embedded Derivatives addresses the accounting treatment of a debt instrument that is convertible at any time at the holder's option into a fixed number of common shares and upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This abstract is to be applied retroactively to financial statements issued for interim and annual periods ending on or after June 30, 2007.

(ii)

CICA Handbook Section 1535, Capital Disclosures establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This Section is effective for annual periods beginning on or after October 1, 2007 and will be adopted by the Company for its 2008 fiscal year.

(iii)

CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentations. Section 3862 requires entities to provide disclosures in their financial statements that enable the user to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains and circumstances in which financial assets and liabilities are offset. These Sections are effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted by the Company for its 2008 fiscal year.

Although the Company is in the process of evaluating the impact of these statements, the Company does not expect adoption of the statements to have a material impact on the Company’s financial statements.

Management’s Discussion and Analysis

Three month period ended March 31, 2007

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2007 and the audited consolidated financial statements, notes and MD&A thereto of QSound Labs, Inc. (“QSound” or the “Company”) for the year ended December 31, 2006. The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are stated in United States dollars. This discussion provides management’s analysis of the Company’s historical financial and operating performance based on information currently available and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant.

Forward looking statements:

This discussion includes certain forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the economic environment in which the business operates. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, the words anticipate, believe, plan, estimate, expect, intend, should and similar expressions are intended to identify forward-looking statements. Should one or more of the risks and uncertainties materialize or should the underlying assumptions prove incorrect, actual results or events may differ materially from current expectations. Please refer to the Risks identified within the Annual Report on Form 20-F. The Company does not intend, and disclaims any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Overview:

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio software engines. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia, and Internet markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Critical accounting estimates and policies:

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Stock-based compensation:

The Company uses the fair value based method of accounting for stock options. Determination of the amounts of stock-based compensation is based on the assumption of stock volatility, interest rates, forfeitures and the term of the option. Such assumptions by their nature are subject to measurement uncertainty.

Revenue recognition:

QSound generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Changes in accounting policies:

Financial Instruments: Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed, and therefore the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

Under 3855, financial instruments must be classified into one of these five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Upon adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and the note receivable are classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities, and convertible notes are classified as other financial liabilities, which are measure at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the quarter ended March 31, 2007.

The Company had no “other comprehensive income or loss” transactions during the three months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Financial overview:

Revenue:

	Three months ended March 31
	2007	%	2006	%
License fees	277,850	46%	448,121	67%
Royalties	258,359	43%	144,596	22%
Audio product sales	29,319	5%	29,101	4%
E-commerce product sales	39,014	6%	42,802	6%
Telephony product sales	1,818	-%	9,150	1%
	606,360	100%	673,770	100%

The Company’s strategic focus continues to be growth of recurring royalty revenue from licensing its microQ technology. This focus is coming to fruition as the Company continues to achieve quarter over quarter growth in this revenue stream. Royalty revenue for the quarter ended March 31, 2007 increased 79% to $258,359 from $144,596 for the quarter ended March 31, 2006. The increase being reflective of increasing levels of worldwide product launches by licensees in the quarter. QSound expects the growth in royalty revenue to continue.

Total revenue is influenced to an extent by large license or non recurring engineering fees that may have been negotiated within license agreements. Such influence resulted in the 38% decrease to $277,850 for the quarter ended March 31, 2007 from $448,121 in 2006 in license fee revenue. The license fees in the quarter ended March 31, 2006 were uplifted due to large fees received from a major video game manufacturer for the voice chat / conferencing software.

Product sales within all business segments continue to show declines, with revenues decreasing by 13% to $70,151 for the quarter ended March 31, 2007 from $81,053 in 2006.

Expenses:

	Three months ended March 31
	2007	%	2006	%
Marketing	398,757	42%	201,565	23%
Operations	33,226	3%	35,877	4%
Product engineering	180,588	19%	215,632	25%
Administration	280,705	30%	222,970	26%
Foreign exchange loss	821	–	8,687	1%
Amortization	54,812	6%	183,506	21%
	948,909	100%	868,237	100%

Expenses for the quarter ended March 31, 2007 and 2006 were $948,909 and $868,237 respectively, an increase of 9%. Such an increase is expected as the Company continues to experience increasing cost levels due to the strengthening of the Canadian dollar against the United States dollar.

For the quarter ended March 31, 2007, marketing expenses were $398,757, as compared to $201,565 in 2006. This 98% increase was primarily due to an increase in compensation expense of $126,572 relating to higher levels of non-cash stock based compensation and the payroll expenses of new employees hired during the latter part of 2006, $36,984 increase in consultant costs and an increase of $23,411 in travel and trade show costs due to increased levels of travel to Asia and heightened exposure at trade shows.

Operations expenses have declined 7% to $33,226 for the quarter ended March 31, 2007 from $35,877 for the same period in 2006. The decline in expenditure is reflective of the decreasing level of support required for the E-commerce segment of the business.

For the quarter ended March 31, 2007, product engineering expenses were $180,588, as compared to $215,632 for the same period in 2006. The 16% decline is due to a decrease in consultants’ costs of $8,348 resultant from bringing more work “in house” and a decrease in compensation expense of $26,912.

Administration expenses have increased 26% to $280,705 for the quarter ended March 31, 2007 from $222,970 for the same period in 2006.  This increase is attributable to an increase in audit fees of $39,124 as the Company now undergoes a review of its interim financial statements due to the increasing complexity of both Canadian and U.S. accounting standards, and an increase in compensation expense of $29,044.

Amortization for the quarter ended March 31, 2007 decreased 70% to $54,812 from $183,506 in 2006. The decrease is resultant from the impairment charge on property and equipment which occurred during 2006.

Interest income:

Interest income was $23,088 in the quarter ended March 31, 2007 compared to $7,662 in 2006. The increase in 2007 was primarily due to continued investment of surplus cash balances as operating activities permit. The Company expects interest income to decrease in the short term as cash balances are used in operating activities.

Interest on convertible notes and accretion expense:

Both the interest on convertible notes and accretion expense have increased for the quarter ended March 31, 2007 to $20,342 and $18,943 respectively as compared to $425 and $712 in 2006. This is in line with expectations and resulting from the issuance of the convertible notes on March 27, 2006.

Summary of quarterly results:

The following table sets out certain operating results and balance sheet items of the Company for the past eight quarters:

	2007	2006				2005
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Revenue	606,360	543,405	341,687	430,168	673,770	403,015	262,437	401,044
Net loss	(396,728)	(509,781)	(533,020)	(491,072)	(200,351)	(475,223)	(1,219,178)	(481,160)
Loss per share	(0.04)	(0.05)	(0.06)	(0.06)	(0.02)	(0.06)	(0.14)	(0.06)
Total cash	1,824,038	2,316,476	2,307,783	2,464,122	2,223,655	1,222,729	1,657,236	2,103,829
Total assets	3,531,771	3,534,885	4,041,512	4,202,713	4,411,921	3,002,315	3,350,400	4,426,624
Total debt	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	–	–	–

Financial condition:

QSound has historically financed its operations through the sale of common shares and issuance of debt. As at March 31, 2007 the Company had cash and cash equivalents totaling $1,824,038 compared to $2,316,476 as at December 31, 2006. The Company had convertible notes amounting to $1,000,000 outstanding at March 31, 2007 and December 31, 2006.

For the quarters ended March 31, 2007 and 2006 the cash used in operating activities was $594,208 and $599,362 respectively. The small movement in cash used in operating activities is primarily attributable to the changes in non-cash working capital balances. The change in these balances primarily relating to a decrease in accounts receivable and increase in accounts payable compared to the same period in 2006.

For the quarter ended March 31, 2007 cash provided from financing activities was $72,300 compared to $1,646,415 for the quarter ended March 31, 2006. The large movement is attributable to 500,000 warrants being exercised for $520,000 and the issuance of $1,000,000 convertible notes during the quarter ended March 31, 2006.

For the quarter ended March 31, 2007 cash provided from investing activities was $29,470 compared to cash used in investing of $46,127 for the quarter ended March 31, 2006.  Cash provided from investing activities resulted primarily from receipt of $36,000 of the outstanding note receivable, offset by investment in Property and Equipment of $6,530. Cash used in investing activities in the quarter ended March 31, 2006 resulted primarily from $23,080 expended on Deferred Development Costs, $13,625 expended on Intangible Assets and $9,422 expended on Property and Equipment.

The Company continues to take steps to ensure that its technology is current and up to date and will endeavor to maintain this through continuing research and development, and protecting its technology through the registration of trademarks and patents.

Management believes that the Company’s current cash and anticipated cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer of QSound are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian GAAP. The Company has assessed the design of its internal control over financial reporting and has identified the following material weakness:

(a) Due to the limited number of staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected. While management of QSound have in place mitigating factors, namely the CEO and CFO being actively involved in the Company’s operational and financial activities, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Risks

There have been no material changes to the disclosures set forth in Part I, Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CEO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: ____May 10, 2007 ____________

/s/ David J. Gallagher

President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CFO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: ____May 10, 2007____________

/s/ David J. Gallagher

President and CFO